Exhibit 12

Statement of Computation of Ratio of Earnings to Fixed Charges

	Twelve Months Ended December 31,
	2012	2011	2010	2009	2008
Earnings:
Income (Loss) from continuing operations attributable to MDC Partners Inc.	$(80,011)	$(81,507)	$(10,555)	$(15,087)	$11,329
Additions:
Income taxes (recovery)	9,553	41,735	(165)	8,536	2,397
Noncontrolling interest in earnings of consolidated subsidiaries	6,012	8,387	10,378	5,566	8,300
Fixed charges, as shown below	58,450	50,686	39,538	27,360	20,493
Distributions received from equity-method investees	1,288	4,584	638	198	440
	75,303	105,392	50,389	41,660	31,630
Subtractions:
Equity in income (loss) of nonconsolidated affiliates	633	213	866	(8)	349
Noncontrolling interest in earnings of consolidated subsidiaries that have not incurred fixed charges	—	—	—	—	—
	633	213	866	(8)	349
Earnings (loss) as adjusted	(5,341)	23,672	38,968	26,581	42,610
Fixed charges:
Interest on indebtedness, expensed or capitalized	44,322	39,747	31,351	18,057	13,650
Amortization of debt discount and expense and premium on indebtedness, expensed or capitalized	2,249	2,175	2,136	4,041	1,348
Interest within rent expense	11,879	8,764	6,051	5,262	5,495
Total fixed charges	$58,450	$50,686	$39,538	$27,360	$20,493
Ratio of earnings to fixed charges	N/A	N/A	N/A	N/A	2.08
Dollar amount deficiency	$63,791	$27,014	$570	779	N/A